ANNOUNCEMENT

The Company and all of its directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission contained herein.

Pursuant to Article 134 of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the board of directors of the Company considered and approved by way of a written resolution regarding the nomination of Li Wenxin as candidate for director of the Company. All 11 directors entitled to participate had participated in the discussion and approval of the above resolution. The format and procedure for passing the resolution was in accordance with the Company Law of the PRC and the Company’s articles of association.

The directors have resolved that, after careful consideration, the nomination of Mr. Li Wenxin as candidate for a director of the Company according to the recommendation of China Southern Air Holding Company be approved. The nomination will be proposed at the forthcoming general meeting of the Company for approval.

The independent non-executive directors of the Company have expressed their opinion on the suitability of candidate to be appointed as director, and their unanimous view is as follows: the qualifications of the candidate comply with the relevant legal requirements; the procedures for nominating such candidates were in compliance with the requirements under Company Law of the PRC, Corporate Governance Guideline of Listed Company and the articles of association of the Company; the candidate’s educational background, work experience and health conditions would allow him to satisfy the requirements of a Director; and his appointment would be beneficial to the development of the Company.

By the order of the board of directors of
China Southern Airlines Company Limited
Su Liang
Company Secretary

Guangzhou, the People’s Republic of China
19 September 2006

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

Profile of Mr. Li Wenxin

Mr. Li Wenxin, proposed candidate for the director of China Southern Airlines Company Limited. Mr. Li was a graduate majoring in economic management. He is a senior expert of Political Science. Mr. Li joined the civil aviation industry in 1969. He was the secretary to the disciplinary committee, deputy secretary of the party committee and vice general manger of China General Aviation Corporation successively between 1991 and 1998. He was appointed the party secretary and vice general manager of the Shanxi branch of China Eastern Airlines Corporation Limited in February 1998. He became the vice party secretary and secretary to the disciplinary committee of China Eastern Air Holding Company in June 2000. In September 2002, he was appointed the party secretary and vice president of China Eastern Air Holding Company. Between June 2000 and September 2006, he was the chairman of the supervisory committee of China Eastern Airlines Corporation Limited. He has been the party secretary and vice president of China Southern Air Holding Company since September 2006.